Exhibit 99.2 - Instructions for Purchasing Stock


                     Coastal Caribbean Oils & Minerals, Ltd.


                                  INSTRUCTIONS
                                       FOR
                                   PURCHASING
                                      STOCK

The following instructions are intended to assist you in completing the enclosed SUBSCRIPTION CARD. We urge you to read the enclosed PROSPECTUS before completing the SUBSCRIPTION CARD.

IF AFTER READING THESE INSTRUCTIONS YOU HAVE ADDITIONAL QUESTIONS ABOUT FILLING OUT THE SUBSCRIPTION CARD PLEASE CALL MORROW AND CO. CALL TOLL-FREE
(800) 662-5200 OR (212) 754-8000.

Please refer to the Sample Subscription Card for the location of the circled numbers that are referred to in the instructions.

STEP 1
You are entitled to purchase 3 shares for every 10 shares of common stock you held of record at the close of business on September 12, 2000. The number of shares you own of record,multiplied by 30%, is printed in the upper right hand corner of the SUBSCRIPTION CARD (1). For example, if you own of record 300 shares, then the number 90 is printed as the GUARANTEED ALLOTMENT. When you have determined the number of shares you wish to purchase from the Guaranteed Allotment, enter that amount in Box A (2). The amount in Box A may not exceed the amount of your Guaranteed Allotment (1).

STEP 2
If you have subscribed for the entire amount of your Guaranteed Allotment (1), then you may also subscribe for the purchase of additional shares which are not subscribed for by other shareholders. This Contingent Allotment may not exceed three times the amount of the Guaranteed Allotment. The amount of the Contingent Allotment is printed (3) under the amount of your Guaranteed Allotment. If you wish to purchase any of these additional shares, please enter the number you wish to purchase in Box B (4). The amount in Box B may not exceed three times the amount in Box A. In the case of an oversubscription of the Contingent Allotment, shares will be issued on a prorata basis, and appropriate refunds will be made by the subscription agent.

STEP 3
Multiply the amount in Box A times $1.00 (the subscription price per share) and enter the result in Box D (5).

STEP 4
Multiply the amount, if any, in Box B times $1.00 (the subscription price per share) and enter the result in Box E (6).

STEP 5
Add the amount, if any, in Box D (5) and the amount due, if any, in Box E (6) AND ENTER THE TOTAL IN BOX F (7).

STEP 6
Make check payable to American Stock Transfer & Trust Company for the amount due in Box F (7).

STEP 7
Sign the SUBSCRIPTION CARD in the area indicated (8). All registered owners must sign exactly as their names appear on the SUBSCRIPTION CARD (9).

STEP 8
Send the completed SUBSCRIPTION CARD and check in payment of amount due to American Stock Transfer & Trust Company, 59 Maiden Lane,
New York, NY 10007. Properly completed SUBSCRIPTION CARDS and checks must be received by 4:30 p.m. Eastern Daylight Time on October 23, 2000.

A postage paid REPLY ENVELOPE is provided for your convenience in returning your SUBSCRIPTION CARD and payment.